Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: cwiener@caneclark.com

July 5, 2007

MAIL STOP 7010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

ATTENTION: CARMEN MONCADO-TERRY

Re:	Nuance Resources Corp. Amendment No. 3 to Registration Statement on Form SB-2 Filed May 25, 2007 File No. 333-141343

Dear Ms. Moncado-Terry:

We write on behalf of Nuance Resources, Corp. (the “Company”) in response to your letter of June 13, 2007, by Anne Nguyen Parker, Branch Chief, regarding the above-referenced Amendment No. 3 to Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, the Fourth Amended Registration Statement on Form SB-2 (the “Fourth Amended SB-2”).

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form-SB-2/A3 Filed May 25, 2007

Financial Statements

1.
We note the changes you made in your Statements of Stockholders' Equity, responding to prior comment 8, showing the net liabilities received in the merger with Farrier Resources Corp. in line with the number of shares outstanding before the event. However, recording the debit to capital in the manner depicted appears to yield an inaccurate figure for the par value associated with the number of shares outstanding. On page F-1 you indicate the par value is $0.001 per share, which would suggest an amount of $44,354, based on the number of outstanding shares, rather than $20,296. Unless you have an explanation of why this makes sense, it seems you would need to show, in line with the number of shares outstanding, a credit of $21,354 for the par value, and a debit of $24,058 in the additional paid-in capital column to yield the $2,704 figure in the total column.

However, if the stated par value per share is incorrect, you would need to adjust differently. Your presentation on page F-24 exhibits a similar lack of correlation between the stated par value per share and the totals presented. The par values per share may be dictated by the state of your incorporation. Please consult with your legal advisor in determining the appropriate course of resolution. You may also refer to the guidance in ARB 43, paragraph 14 of Chapter 17, for further clarification.

In response to this comment, the Company confirms that the par value is correctly stated as $0.001 per share. The Company revised its disclosure in the Statement of Stockholders’ Equity on page F-4 and the Balance Sheet on page F-1 to yield a correspondence figure for the par value associated with the number of shares outstanding. The Company also added Note 10 on page F-10 explaining the revised disclosure.

Note 4 -- Reverse Merger and Recapitalization, page F-8

2.
We note your disclosure stating your transaction is accounted for using the purchase method of accounting as a reverse merger recapitalization. In accounting for a recapitalization (in this case, a reverse merger recapitalization), the purchase methodology is not applicable, as this is utilized for business acquisitions, using fair value accounting. Please revise your disclosures as necessary to clarify.

In response to this comment, the Company revised its disclosure in Note 4 on page F-8 to reflect that the transaction was accounted for as a reverse merger recapitalization. The Company deleted disclosure referencing the purchase method of accounting.

3.
Although you disclose under this heading and on page F-30 that on December 29, 2006, the shareholders of Nuance exercised their right to exchange their shares for shares of Farrier, you also state that on January 4, 2007, outstanding shares of Nuance were converted into shares of Farrier. Please revise your disclosures to clarify how there were shares of Nuance to convert in January, if you completed the exchange in December.

In response to this comment, the Company deleted the second sentence of the third paragraph of Note 4 on page F-8 which stated that “all common shares outstanding of Nuance were converted into an equal number of common shares of Farrier.”

4.
Reconcile your disclosure of the $2,704 in net liabilities acquired, consisting of $37,058 in cash and $39,762 in liabilities, with the corresponding information shown on page F-31, indicating net assets of $24,643 were acquired, based on cash of $38,799 and current liabilities of $14,156.

In response to this comment, the Company deleted the information on page F-31 indicating net assets of $24,643 were acquired based on cash of $38,799 and current liabilities of $14,156.

Note 7 - Capital Stock,page F-10

5. Expand your disclosures here and on page F-18, indicating that 3 million shares were issued in exchange for $ 15,000 during the period ended November 30, 2006, as necessary to indicate why this transaction does not appear in your Statements of Stockholders' Equity on pages F-4 and F-15.

In response to this comment, the Company revised its disclosure on page F-10 and F-18 to indicate that the issuance of 23,000,000 shares at the price of $0.05 per shares included the 3,000,000 shares issued to a director of the Company.

Please feel free to call me at 702-312-6255 if you have any questions about this comment letter.

Sincerely,

CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.

CW:clw